UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

SmartRent, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

83193G 107

(CUSIP Number)

Lucas Merwan Haldeman

8665 E. Hartford Drive, Suite 200

Scottsdale, Arizona 85255

(844) 479-1555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 24, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 83193G 107

1.	Names of Reporting Persons Lucas Merwan Haldeman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,893,115(1)
	8.	Shared Voting Power 0(2)
	9.	Sole Dispositive Power 13,893,115 (1)
	10.	Shared Dispositive Power 0(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,893,115
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.1%(3)
14.	Type of Reporting Person (See Instructions) IN

Note: All share numbers on these cover pages are presented as shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”) of SmartRent, Inc., a Delaware corporation (the “Issuer”).

(1)

Reflects (i) 10,854,029 shares of Class A Common Stock issued to Mr. Haldeman in connection with the Business Combination (as defined below), (ii) 3,028,522 shares of Class A Common Stock issuable to Mr. Haldeman upon exercise of stock options exercisable within 60 days after February 11, 2022, and (iii) 10,564 shares of Class A Common Stock purchased by Mr. Haldeman on November 29, 2021.

(2)	Mr. Haldeman may be deemed to have shared voting and dispositive power with respect to any Class A Shares held by his wife, Sarah Roudybush, upon the settlement of RSUs awarded to her by the Issuer.
(3)

The percentage of class was calculated based on (i) 193,864,107 shares of Class A Common Stock outstanding as of November 8, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 10, 2021, and (ii) 3,028,522 shares of Class A Common Stock issuable to Mr. Haldeman upon exercise of stock options exercisable within 60 days after February 11, 2022, which have been added to the Class A Common Stock reported as outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 83193G 107

SCHEDULE 13D

INTRODUCTORY NOTE

On August 24, 2021 (the “Closing Date”), the Issuer (formerly known as Fifth Wall Acquisition Corp I.), consummated the previously announced business combination (the “Business Combination”) pursuant to that certain Merger Agreement, dated as of April 21, 2021, as amended on July 23, 2021 (the “Merger Agreement”), by and among the Issuer, Einstein Merger Corp. I, a Delaware corporation and wholly owned subsidiary of the Issuer (“Merger Sub”), and SmartRent.com, Inc., a Delaware corporation (“Legacy SmartRent”), a copy of which is incorporated herein by reference as Exhibit 99.1.

The Merger Agreement provided for, among other things, the merger of Merger Sub with and into Legacy SmartRent, with Legacy SmartRent surviving as a wholly owned subsidiary of the Issuer. In connection with the consummation of the Business Combination, (i) each outstanding share of Class B common stock, par value $0.0001 per share, of the Issuer (the “Class B Common Stock”) converted automatically into one share of Class A Common Stock, and (ii) the Issuer amended and restated its certificate of incorporation to, among other things, change its name from “Fifth Wall Acquisition Corp. I” to “SmartRent, Inc.” and eliminate certain provisions related to the Class B Common Stock.

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the “Statement”) relates to the Issuer’s Class A Common Stock. The principal executive offices of the Issuer are located at 8665 E. Hartford Drive, Suite 200, Scottsdale, Arizona 85255.

Item 2.	SECURITY AND ISSUER

(a)	This Statement is filed by:

Lucas Merwan Haldeman (the “Reporting Person”)

(b)	The address of the Reporting Person is:

8665 E. Hartford Drive, Suite 200

Scottsdale, Arizona 85255

(c)	The Reporting Person is the Chief Executive Officer and a Director of Issuer

8665 E. Hartford Drive, Suite 200

Scottsdale, Arizona 85255

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

The Reporting Person has not, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The responses to Items 4 and 6 of this Statement are incorporated herein by reference.

The shares of Class A Common Stock reported in the Schedule 13D were acquired as follows:

•

10,854,029 shares of Class A Common Stock held by the Reporting Person were acquired in connection with the consummation of the Business Combination pursuant to which each outstanding share of common stock of Legacy SmartRent held directly by the Reporting Person was cancelled and converted into the right to receive shares of Class A Common Stock in accordance with the Merger Agreement.

•

2,237,791 shares of Class A Common Stock issuable to the Reporting Person upon exercise of stock options exercisable within 60 days after February 11, 2022 were acquired in connection with the consummation of the Business Combination pursuant to which each outstanding share of common stock of Legacy SmartRent issuable to the Reporting Person upon exercise of stock options was converted into the right to exercise such stock options for shares of Class A Common Stock in accordance with the Merger Agreement.

•

790,731 shares of Class A Common Stock issuable to the Reporting Person upon exercise of stock options exercisable within 60 days after February 11, 2022 were acquired in connection with the consummation of the Business Combination pursuant to which each outstanding share of common stock of Legacy SmartRent issuable to the Reporting Person upon exercise of stock options was converted into the right to exercise such stock options for shares of Class A Common Stock in accordance with the Merger Agreement.

•	On November 29, 2021, the Reporting Person purchased 5,321 shares of Class A Common Stock for a purchase price of $9.24 per share.

•	On November 29, 2021, the Reporting Person purchased 5,243 shares of Class A Common Stock for a purchase price of $9.5198 per share.

Item 4.	PURPOSE OF THE TRANSACTION

The responses set forth in Items 3 and 6 hereof are incorporated by reference in their entirety.

The Reporting Person intends to review his investments in the Issuer on a continuing basis. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Person may acquire additional securities of the Issuer, or retain or, subject to his contractual obligations, sell or otherwise transfer all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Person may engage in discussions with other members management, the board of directors, and stockholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Class A Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Issuer’s board of directors.

Depending on various factors, including those discussed herein, the Reporting Person may change his purpose or formulate different plans or proposals with respect to any of the matters listed in Items 4(a)–(j) of Schedule 13D at any time.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)    and (b) The information contained on the cover pages and Item 2 to this Schedule 13D is incorporated herein by reference.

(c)    The Reporting Person has not engaged in any transaction in shares of Class A Common Stock in the 60 days prior to the filing of this Schedule 13D other than as described in Item 3 above.

(d)    None.

(e)    Not applicable

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Person will be entitled to compensation and other benefits as Chief Executive Officer of the Issuer. In such capacity, he may also be granted equity awards with respect to the Class A Common Stock from time to time.

Stock Options

On August 17, 2019, in connection with his employment and pursuant to the SmartRent.com, Inc. Amended and Restated 2018 Stock Plan, the Reporting Person was granted a stock option by the Issuer to purchase 458,136 shares of Legacy SmartRent common stock at an exercise price of $2.30 per share under the terms and conditions of the SmartRent.com, Inc. Amended and Restated 2018 Stock Plan. The options vested in equal monthly installments over a four-year period measured from October 21, 2017, and fully vested on October 21, 2021. In connection with the closing of the Business Combination, the Reporting Person’s stock options were exchanged for the right to receive Class A Common Stock in accordance with the terms of the Merger Agreement, The vested shares subject to such options are exercisable upon the Issuer’s registration statement on Form S-8 that was filed on October 29, 2021 (File Number 333-260605), which registered the shares of the SmartRent.com, Inc. Amended and Restated 2018 Stock Plan with the U.S. Securities and Exchange Commission.

On November 18, 2020, in connection with his employment and pursuant to the SmartRent.com, Inc. Amended and Restated 2018 Stock Plan, the Reporting Person was granted a stock option by the Issuer to purchase 485,652 shares of Legacy SmartRent common stock at an exercise price of $3.16 per share. The options vest in equal monthly installments over a four-year period measured from November 18, 2020, subject to a one (1) year cliff. In connection with the closing of the Business Combination, the Reporting Person’s stock options were exchanged for the right to receive Class A Common Stock in accordance with the terms of the Merger Agreement, The vested shares subject to such options are exercisable upon the Issuer’s registration statement on Form S-8 that was filed on October 29, 2021 (File Number 333-260605), which registered the shares of SmartRent.com, Inc. Amended and Restated 2018 Stock Plan with the U.S. Securities and Exchange Commission.

Registration Rights Agreement

Concurrently with the closing of the Business Combination, the Issuer, the Issuer’s former independent directors and certain stockholders of Legacy SmartRent entered into an amended and restated registration rights agreement (the “Registration Rights Agreement”), pursuant to which, among other things, the Issuer agreed to register for resale, pursuant to Rule 415 under the Securities Act, shares of Class A Common Stock that are held by the parties thereto from time to time. Pursuant to the Registration Rights Agreement, the Issuer agreed to file a shelf registration statement registering the resale of the Class A Common Stock within 45 days of the closing of the Business Combination. The shelf registration statement was filed on September 23, 2021 (File Number 333-259749). The Registration Rights Agreement also provides that up to twice in any 12-month period, certain Legacy SmartRent stockholders and Sponsor stockholders may request to sell all or any portion of their Registrable Securities (as defined in the Registration Rights Agreement) in an underwritten offering so long as the total offering price is reasonably expected to exceed $50.0 million. The Issuer also agrees to provide customary “piggyback” registration rights, subject to certain requirements and customary conditions. The Registration Rights Agreement also provides that the Issuer will pay certain expenses relating to such registrations and indemnify the stockholders against certain liabilities. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is incorporated herein by reference as Exhibit 99.2.

Lock-Up Agreement

Concurrently with the execution of the Merger Agreement, the Reporting Person entered into a lock-up agreement (the “Lock-up Agreement”) with Legacy SmartRent and the Issuer. Pursuant to the Lock-up Agreement, the Reporting Person agreed, among other things, that its shares of Class A Common Stock received pursuant to the Merger Agreement may not be transferred until the earlier to occur of (a) six (6) months following the Closing Date and (b) the date after the Closing Date on which the Issuer completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Issuer’s stockholders having the right to exchange their equity holdings in in the Issuer for cash, securities or other property. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Lock-Up Agreement, a copy of which is incorporated herein by reference as Exhibit 99.3.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

99.1	Merger Agreement, dated as of April 21, 2021, by and among the Issuer, Merger Sub and Legacy SmartRent (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K, filed with the SEC on April 22, 2021).

99.2	Amended and Restated Registration Rights Agreement, dated as of August 24, 2021, by and among the Issuer, the Sponsor and certain equityholders of Legacy SmartRent named therein (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K, filed with the SEC on August 30, 2021).

99.3	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K, filed with the SEC on April 22, 2021).

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

Date: February 11, 2022

/s/ Lucas Merwan Haldeman
Lucas Merwan Haldeman